POWER-SAVE ENERGY COMPANY
3940-7 Broad Street, #200
San Luis Obispo, CA 93401

Information Statement
Pursuant To Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14(f)-1 Thereunder

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INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Power-Save Energy Company (“PWSV”, or the “Company”).  It is being mailed on or before March 12, 2012 to all persons who are holders of record of the Company’s common stock as of the date of the mailing.  The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

“We,” “us,” “our,” and the “Company,” refer to Power-Save Energy Company, a Utah corporation.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only.  You are urged to read this Information Statement carefully.  However, no action on your part is sought or required.

SUMMARY OF THE SHARE EXCHANGE AGREEMENT

On February 29, 2012, we entered into a Share Exchange Agreement with Bluestone, S.A., a Chilean corporation pursuant to which the Company agreed to issue 60,000,000 shares of common stock (the “Shares”) of the company. There are no material relationships between the Company or its affiliates and any of the parties of the Share Exchange Agreement.  This transaction closed on March 9, 2012.

The acquisition of these shares represented 60,000,000 common stock shares or approximately 96.7% of the total outstanding stock of the Issuer (the “Majority Shares”).  In connection with the Transaction, the Company agreed to appoint the following new directors, Angelique de Maison, Juan Carlos Camus Villegas and Larry A. Zielke, to the Company’s Board of Directors. These appointments are subject to mailing this information and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934.  This Schedule 14f-1 will be mailed to the stockholders on or about March13, 2012.  The 10-day waiting period is expected to conclude on or about March 23, 2012. On March 9, 2012, all of the Company’s officers resigned their positions and Zirk Engelbrecht was appointed as Chief Executive Officer of the Company; Gonzalo Troncoso was appointed as President and Secretary of the Company; and Trisha Malone was appointed as Chief Financial Officer of the Company.  Michael Forster, David Forster, and Gary Stanwyck will remain as directors of the Company but will resign from their position as directors at the conclusion of the 10-day period described below in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
Zirk Engelbrecht	55	Chief Executive Officer
Gonzalo Troncoso	49	President and Secretary
Trisha Malone	39	Chief Financial Officer
Michael Forster	47	Chairman of the Board of Directors
David Forster	41	Director
Gary D. Stanwyck	55	Director

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Biographical Information

Zirk Engelbrecht - Mr. Engelbrecht has extensive experience in the formation, capital raising, and registration stages of numerous public companies, including involvement as a financier and major shareholder of several gold and diamond mining companies in South Africa between 1987 and 1991.  Mr. Engelbrecht is the co-founder of WealthMakers, Ltd., a private web-based research technology company that connects members to automated trading platforms for stocks, indexes, bonds, options, commodities and currencies for up to 80 markets around the world.  Mr. Engelbrecht has been President and a Director of the Casablanca Mining, Ltd. since January 2011.  From February 2006 through April 2009, he served as director of Mobicom Corporation (formerly known as Satellite Security Corporation), a public company engaged in the business of development and sale of proprietary, interactive applications and services for the mobile telephone industry that generate transaction-based revenue and aggregate end-user data.  From June 2007 through January 2008, he served as the principal executive officer and principal financial officer of Sovereign Wealth Corp., a public company engaged in the business of developing, owning and operating mobile telephone and Internet advertising platforms that are used by mobile telephone network operators and manufacturers, retailers and commercial enterprises to attract and monetize relationships with consumers.  From April through October of 2006, he served as the President of Safari Associates, Inc., now known as Power Save Energy Company.  Mr. Engelbrecht holds a degree in Mechanical Engineering.

Gonzalo Troncoso- Mr. Troncoso has over 25 years of management experience in the US, Europe and Latin America.  From 1986 to 1997 Mr. Troncoso served as Vice President - Finance and Chief Financial Officer for SRC International, an energy services conglomerate.  From 1998 to 2001 Mr. Troncoso worked as Vice President -- Finance at Anixter International (NYSEG:AXE) and PSINet (NASDAQ:PSIX).  In 2001, Mr. Troncoso joined Interland (NASDQ:INLD), where he served as Vice President- Finance and Administration until 2004 and as Chief Financial Officer until 2007.  From 2007 to 2009 Mr. Troncoso was the Chief Financial Officer and President of Web Services of Web.com (NASDAQ:WWWW).  Since 2009, Mr. Troncoso has been engaged in several start-ups in the Internet and energy service industries.   Mr. Troncoso has been a director and the Chief Financial Officer of the Casablana Mining, Ltd. and President of Santa Teresa Minerals since December 2011.  Mr. Troncoso has a B.B.A. in Accounting from Universidad Javeriana in Colombia, South America and an M.B.A. in Finance and International Marketing from St. Joseph’s University in Philadelphia, PA.  Mr. Troncoso is bilingual in English and Spanish.

Trisha Malone - Ms. Malone has more than 19 years of experience in finance and accounting including  experience in corporate governance, securities regulation, financial controls requirements, and financial management.  From 2000 to 2006, Ms. Malone served as Corporate Controller for Xsilogy, Inc., a leading wireless sensor network company, and as the division controller after Xsilogy’s acquisition by SYS Technologies, Inc., a public company engaged in government contracting.  From 2006 to 2008, Ms. Malone was the Corporate Controller for Satellite Security Corporation, now known as Mobicom Corporation, a developer of satellite tracking systems.  Since 2008, Ms. Malone has been self employed as an independent accounting consultant and is presently consulting as Corporate Controller for several private companies.   From 2007 to 2009, Ms. Malone served as the Corporate Controller for Lenco Mobile Inc., which operates in the high growth mobile marketing and Internet sectors, and served as Corporate Secretary for the company until June 2010.  Since June 2010, Ms. Malone also serves as Chief Financial Officer and a Director of Kensington Leasing, Ltd., a public company that operates in the technology services industry.  Ms. Malone has been a Director of the Casablanca Mining, Ltd. since inception and was the Chief Executive Officer of the Company from inception until January 2009 and the Chief Financial Officer from inception through December 2011.  Ms. Malone has a degree in Business Administration from Grossmont College.  She has also pursued extended studies in corporate law, benefits administration, and human resources.

Compliance with Section 16(a) of the Exchange Act.

The Company’s current directors have each filed a Statement of Changes in Beneficial Ownership on Form 4.  As of the date of this Information Statement, neither of the Company’s newly appointed officers has filed an initial report of ownership on Form 3.

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NOMINEES AS COMPANY DIRECTORS

The following table sets forth the names and ages of each of the persons expected to be appointed to the Company's Board of Directors following completion of the Share Exchange Agreement described herein.

Angelique de Maison	41	Director Nominee
Juan Carlos Camus Villegas	63	Director Nominee
Larry A. Zielke	64	Director Nominee

The directors named above will serve until the first annual meeting of the Company’s stockholders following completion of the Securities Purchase transaction or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein to appoint new directors following completion of the Securities Purchase transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.   There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Biographical Information

Angelique de Maison. Ms. de Maison has been a director for Casablanca Mining, Ltd. since June of 2011. She was the Chief Executive Officer and a director of Wikifamilies, Inc. from June 2008 through May 2011. From November 2006 through 2007 she served as director of CIC Holding Company, Inc., a public company. Ms. de Maison is an accomplished investment strategist, capital formation expert and proven business advisor. Previously, as supervising director of Bridges Investments, she managed a successful financing group focusing on short term- bridge financing opportunities for investors creating low exposure, high yield ventures. Ms. de Maison’s experience in financing led to the conclusion that she should serve as a director of the Company.

Juan Carlos Camus Villegas. Mr. Camus has been the Chief Executive Officer and Chairman of the Board of Directors of Casablanca Mining, Ltd. since January 2011. Mr. Camus was the founder of Santa Teresa Minerals and has served as its President since inception. Mr. Camus attended College of the Marist Brothers in Santiago, Chile and went on to study commercial engineering at the University of Chile, Santiago. After graduating, he worked in his family’s property and construction business before going on to his own commercial building projects and food distribution business. Mr. Camus formed his own scrap metal company, called Metales Acer Ltda., in 1980. He has nearly 40 years’ experience in the scrap metal industry, controlling a significant amount of the scrap metal industry in Chile and has operations in several South American countries. Mr. Camus’ experience in acquiring mining properties, assembling mining management teams, overseeing day to day mining operations, reviewing geological reports and maps, sourcing, purchasing and putting into service mining equipment, and developing sales and marketing relationships to sell precious metals led to the conclusion that he should serve as a Director of the Company.

Larry A. Zielke. Mr. Zielke is an instructor at Youngstown State University, where he teaches business law courses at the undergraduate level and project finance at Youngstown State's graduate business school. In addition, he maintains a commercial law practice in Damascus, Ohio. From 1994 to 2000, Mr. Zielke was General Counsel and Corporate Secretary of Sakhalin Energy Investment Company Ltd., resident first in Moscow and subsequently on Sakhalin Island. During this period, Mr. Zielke was a member of Sakhalin Energy’s Executive Management team that achieved the first export of oil from Russia by a non-Russian company, was the company’s lead negotiator for project financing from EBRD, OPIC and JEXIM, and was responsible for risk management and corporate compliance. From 1979 to 1994, he served as in-house counsel to Babcock & Wilcox and various other affiliates of McDermott International, Inc., which included experience from Cairo to Jakarta while residing in Dubai, United Arab Emirates. Mr. Zielke holds a Juris Doctor degree from the University of Akron, a B.S. in engineering physics and a Mechanical Engineer degree from Ohio State University. His engineering background included research for nuclear reactor core heat transfer design. In addition to being a licensed attorney, he was previously a licensed professional engineer. Mr. Zielke's extensive experience in business and the law led to the conclusion that he should serve as a director of the Company.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of March 13, 2012 by: (i) each of our directors; (ii) each of our named executive officers; and (iii) each person or group known by us to beneficially own more than 5% of our outstanding shares of common stock.  Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1) (#)	Percent of Class (2) (%)
Zirk Engelbrecht	Common		0.00%
Gonzalo Troncoso	Common		0.00%
Trisha Malone	Common		0.00%
Larry A. Zielke	Common		0.00%
Juan Carlos Camus Villegas	Common	6,000,000	9.54%
Angelique de Maison	Common	12,000,000	19.09%
Michael Forster	Common	1,395,908	2.22%
Louis Fox	Common	157,144.0025%
David J. Forster	Common	0	0.00%
Gary Stanwyck	Common	0	0.29%
Fidelity Trust	Common	42,000,000	66.81%
All Officers and Directors as a Group	Common	61,553,052	97.9%

(1)
The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2)           Based on 62,856,426 issued and outstanding shares of common stock as of March 13, 2012.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

 Summary Compensation Table

	Annual Compensation			Long-term Compensation

	Fiscal	Salary		Stock
Name	Year	Fees	Bonus	Awards(#)	Options(#)
Michael Forster	2011	$154,788	-0-	-0-	-0-
David Forster	2011	$304,473	-0-	-0-	-0-
Gary Stanwyck	2011	-0-	-0-	-0-	-0-
Zirk Engelbrecht	2011	-0-	-0-	-0-	-0-
Gonzalo Troncoso	2011	-0-	-0-	-0-	-0-
Trisha Malone	2011	-0-	-0-	-0-	-0-
Angelique de Maison	2011	-0-	-0-	-0-	-0-
Juan Carlos Camus Villegas	2011	-0-	-0-	-0-	-0-
Larry A. Zielke	2011	-0-	-0-	-0-	-0-

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Transactions described above, none of the Company’s directors or officers, nor any proposed Company director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company’s presently proposed transaction which, in either case, has affected, or will materially affect the Company.  Neither the Company’s director or officers, nor the proposed Company directors are indebted to the Company.

As permitted by Utah law, the Company’s Articles provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

The Company's Articles exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or acts in violation of Corporation Code of the State of Utah, or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

On September 21, 2011, Chris Frye filed a lawsuit against the Company in California Superior Court alleging, among other things, breach of contract surrounding the Company’s CBS Television solar project.  Chris Frye also filed a cross-complaint in a New Mexico action filed by Uni-Rac involving similar subject matter. The Company vigorously denies all the allegations and insists the lawsuit is an attempt on Chris Frye’s part to evade paying an outstanding invoice owed to the Company.  The California Suit has since been dismissed in its entirety and the cross-complaint in New Mexico has been as well.  Chris Frye and Power-Save have joined forces to combat Uni-Rac in the New Mexico portion of the case, involving a dispute of less than $200,000 on the racking supplied in relation to the CBS project, which is all that remains.

Other than the foregoing, we know of no material, existing or pending legal proceedings against our company, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which our director, officer or any affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

OTHER INFORMATION:

The Company files periodic reports, information statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.
The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Power-Save Energy Company

Dated: March 13, 2012

By: /s/Zirk Engelbrecht
Chief Executive Officer

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